Mail Stop 3561

May 29, 2008

Mr. Xiaojing Yu
Chief Executive Officer
China Shen Zhou Mining & Resources, Inc.
No. 166 Fushi Road Zeyang Tower, Suite 305
Shijingshan District, Beijing, China 100043

> **Re:** **China Shen Zhou Mining & Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 23, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2008**
> **File No. 000-52586**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2007

Financial Statements

General

1. We note you used an independent professional appraiser to determine the fair value of the Kichi-Chaarat assets acquired (Note 3) and the fair value of your warrant liability (Note 14). Please confirm in future filings you will revise to either (i) name each expert who performed the independent valuation and file a consent of each expert as an exhibit or (ii) eliminate all references to the use of experts and/or independent valuations.

Exhibits 31.1 and 31.2 – Section 302 Certifications

2. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-B in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-B was not included
   Please confirm that in future filings, you will revise your certifications to address each of the matters noted above.

Engineering Comments

Resources, page 25

3. In future filings, please re-label your disclosed indicated resources as mineralized material at this location and elsewhere in your filings. Please disclose the mineralized material, which only consists of measured and indicated resources, for all your material properties in future filings. Please include the quantities (tonnage) and quality (grade) of all significant salable products and in addition, please remove any inferred resources which may be included in your tabulations of mineralized material in future filings.

Resources, page 28
Resources, page 31
Resources, page 33

4. We note you indicate proven reserves for the Kuru-Tegerek deposit and provide an estimate of all resources here and perhaps elsewhere in your filing. In future filings please examine and re-label your resource estimates as mineralized material as of December 31, 2006 or your fiscal year end. Please ensure mineralized material consists only of the measured and indicated material. Please include and label your

Xiaojing Yu
China Shen Zhou Mining & Resources, Inc.
May 29, 2008
Page 3

significant salable metal content (grade) with this disclosure, especially with multi-metal mines such as Qingxing Copper No.2 in your future filings.

Form 10-KSB/A for the Year Ended December 31, 2006

Resource, page 22

Mineral Resources, page 29

5. Please substitute the term mineralized material for resources in your future filings. A definition of mineralized material is that material that is delineated by appropriate drilling and/or underground sampling to establish continuity and supports an estimate of tonnage with an average grade. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Your mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product such as ounces of gold or pounds of copper, as these measurement types may be confused with reserves. Please note that mineralized material does not include material reported as proven and/or probable reserves or the volumes and grades estimated by using geologic inference, which are sometimes classified as "inferred" or "possible" by some evaluation systems. Please ensure future filings comply with this guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian Bhandari, Branch Chief, at (202) 551–3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters.

Sincerely,

Xiaojing Yu
China Shen Zhou Mining & Resources, Inc.
May 29, 2008
Page 4

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Jiannan Zhang Esq.
     Cadwalader, Wickersham & Taft, LLP